UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST (FOR THE FISCAL YEAR ENDING MARCH 31, 2017)” AND “3. CONSOLIDATED EARNINGS FORECASTS.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:      November 14, 2016

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Six Months Ended September 30, 2016 <Under Japanese GAAP>	November 14, 2016

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Representative Director: Koichi Miyata

Quarterly Securities Report (Shihanki hokokusho) issuing date: November 29, 2016

Dividend payment date: December 2, 2016

Investors meeting presentation for quarterly financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the six months ended September 30, 2016)

 (1) Operating results

	(Millions of yen, except per share data and percentages)
	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Six months ended September 30, 2016	¥ 2,402,177	0.6%	¥ 514,251	(18.6)%	¥ 359,198	(7.5)%

Six months ended September 30, 2015	2,388,800	1.2	631,824	(19.1)	388,137	(19.1)

Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2016: ¥117,370 million [27.9%]
		(b) for the six months ended September 30, 2015: ¥91,744 million [(88.4)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)
Six months ended September 30, 2016	¥ 262.72	¥ 262.53

Six months ended September 30, 2015	283.89	283.70

(2) Financial position

	(Millions of yen, except percentages)
	Total assets	Net assets	Net assets ratio
September 30, 2016	¥ 179,972,782	¥ 10,441,962	5.0%

March 31, 2016	186,585,842	10,447,669	4.8

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2016: ¥8,923,112 million (b) as of March 31, 2016: ¥8,913,761 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

 2. Dividends on common stock per share

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2016	¥ –	¥ 75	¥ –	¥ 75	¥ 150
Fiscal year ending March 31, 2017	–	75
Fiscal year ending March 31, 2017 (Forecast)			–	75	150

Note:	Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2017)

(Millions of yen, except percentages)

	Ordinary profit		Profit attributable to owners of parent
Fiscal year ending March 31, 2017	¥960,000	(2.6)%	¥700,000	8.2%

Notes:	1.	Earnings forecast which was announced in May 2016 is revised.
	2.	Percentages shown in ordinary profit and profit attributable to owners of parent are the increase (decrease) from the previous fiscal year.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes
(b) Changes in accounting policies due to reasons other than above (a)	: No
(c) Changes in accounting estimates	: No
(d) Restatements	: No

(3) Number of shares issued (common stock)

	As of September 30, 2016	As of March 31, 2016
(a) Number of shares issued (including treasury stocks)	1,414,055,625 shares	1,414,055,625 shares
(b) Number of treasury stocks	46,837,847 shares	46,830,882 shares

	Six months ended September 30, 2016	Six months ended September 30, 2015
(c) Average number of shares issued in the period	1,367,221,279 shares	1,367,234,640 shares

(Summary of financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2016)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income		Earnings per share

Six months ended

September 30, 2016	¥ 267,153	(27.4)%	¥ 236,707	(32.4)%	¥ 230,433	(33.0)%	¥ 230,431	(33.0)%	¥ 163.42

September 30, 2015	367,827	4.5	350,173	4.5	343,718	4.1	343,716	4.1	243.76
Note:	Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the same period in the previous fiscal year.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
September 30, 2016	¥ 9,150,194	¥ 5,397,875	59.0%

March 31, 2016	8,187,559	5,272,925	64.4
Note:	Stockholders’ equity:
(a) as of September 30, 2016: ¥5,394,943 million (b) as of March 31, 2016: ¥5,270,289 million

Note on interim audit procedures:

This report is out of the scope of the audit procedure which is required by “Financial Instruments and Exchange Act.” Therefore, the audit procedures of the interim consolidated financial statements and interim non-consolidated financial statements have not been completed as of the disclosure of this report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the six months ended September 30, 2016 supplementary information

1. Consolidated operating results

For the six months ended September 30, 2016, gross profit decreased by ¥95.3 billion year-on-year to ¥1,417.5 billion. This was mainly due to a decrease in profit of the Treasury Unit of Sumitomo Mitsui Banking Corporation (“SMBC”), which performed well in the previous year, yen appreciation and an impact of negative interest rates.

General and administrative expenses increased by ¥29.8 billion year-on-year to ¥882.0 billion, mainly due to expenditures by SMBC Trust Bank Ltd. and others to implement continuous measures to enhance top-line growth.

Equity in gains (losses) of affiliates increased by ¥56.1 billion year-on-year to ¥12.7 billion. This was mainly because an impairment loss on goodwill was recognized for PT Bank Tabungan Pensiunan Nasional Tbk, in the same period of the previous fiscal year, which is not recognized in this period.

Total credit cost increased by ¥30.6 billion year-on-year to ¥54.8 billion. This was primarily due to a decrease in gains on reversal of reserve for possible losses recognized by SMBC.

As a result, ordinary profit decreased by ¥117.6 billion year-on-year to ¥514.3 billion, and profit attributable to owners of parent decreased by ¥28.9 billion year-on-year to ¥359.2 billion.

Consolidated		(Billions of yen)

	Six months ended September 30, 2016	Change from the six months ended September 30, 2015
Net business profit	¥ 548.1	¥ (69.0)
Gross profit	1,417.5	(95.3)
General and administrative expenses	(882.0)	(29.8)
Equity in gains (losses) of affiliates	12.7	56.1
Total credit cost	(54.8)	(30.6)
Ordinary profit	514.3	(117.6)
Profit attributable to owners of parent	359.2	(28.9)
SMBC, non-consolidated
Banking profit *	¥ 512.0	¥ 107.9
Gross banking profit	914.0	111.0
Expenses (excluding non-recurring losses)	(402.0)	(3.2)
Total credit cost	8.0	(19.6)
Ordinary profit	480.3	65.3
Net income	398.1	112.8

* Banking profit (before provision for general reserve for possible loan losses)

2. Consolidated financial position

As of September 30, 2016, SMFG’s total assets were ¥179,972.8 billion, a decrease of ¥6,613.1 billion compared with March 31, 2016. Net assets decreased by ¥5.7 billion to ¥10,442.0 billion compared with March 31, 2016.

As for major account balances, cash and due from banks decreased by ¥3,500.2 billion to ¥39,289.0 billion and loans and bills discounted increased by ¥900.1 billion to ¥75,966.1 billion compared with March 31, 2016. Deposits increased by ¥77.3 billion to ¥110,746.1 billion compared with March 31, 2016.

Sumitomo Mitsui Financial Group, Inc.

Non-performing loans based on the Financial Reconstruction Act on a consolidated basis decreased by ¥95.6 billion to ¥897.1 billion compared with March 31, 2016. Non-performing loan ratio was 1.03%, a decrease of 0.12 percentage point compared with March 31, 2016.

3. Consolidated earnings forecasts

The consolidated earnings forecast announced on May 13, 2016 has been revised as follows since factors including an impact of yen appreciation were incorporated in the forecasts.

Ordinary profit	¥960 billion	(decrease of ¥60 billion from the previous forecast)
Profit attributable to owners of parent	¥700 billion	(no change from the previous forecast)

4. Others

Changes in accounting policies due to application of new or revised accounting standards

In accordance with the revision to the Corporation Tax Act, some domestic consolidated subsidiaries apply the “Practical Solution on a change in depreciation method due to Tax Reform 2016” (ASBJ Practical Issues Task Force No. 32, issued on June 17, 2016) and changed the depreciation method for buildings and accompanying facilities and structures acquired on or after April 1, 2016 from the declining-balance method to the straight-line method, starting from the six months ended September 30, 2016. Effects of this change to Ordinary Profit and Income before income taxes during the six months ended September 30, 2016 are immaterial.

Additional information

SMFG applies the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26 issued on March 28, 2016) from the six months ended September 30, 2016.

Sumitomo Mitsui Financial Group, Inc.

5. Consolidated financial statements

   (1) Consolidated balance sheets

	Millions of yen
	March 31, 2016	September 30, 2016

Assets:
Cash and due from banks	¥ 42,789,236	¥ 39,289,020
Call loans and bills bought	1,291,365	1,332,654
Receivables under resale agreements	494,949	746,170
Receivables under securities borrowing transactions	7,972,918	7,453,809
Monetary claims bought	4,350,012	3,855,571
Trading assets	8,063,281	7,312,065
Money held in trust	5,163	4,315
Securities	25,264,445	21,864,561
Loans and bills discounted	75,066,080	75,966,141
Foreign exchanges	1,577,167	1,546,229
Lease receivables and investment assets	1,987,034	2,345,220
Other assets	6,702,774	7,383,293
Tangible fixed assets	2,919,424	2,875,970
Intangible fixed assets	878,265	1,005,907
Net defined benefit asset	203,274	228,967
Deferred tax assets	125,832	119,901
Customers’ liabilities for acceptances and guarantees	7,519,635	7,231,260
Reserve for possible loan losses	(625,019)	(588,279)

Total assets	¥ 186,585,842	¥ 179,972,782

Liabilities:
Deposits	¥ 110,668,828	¥ 110,746,141
Negotiable certificates of deposit	14,250,434	10,180,560
Call money and bills sold	1,220,455	1,159,907
Payables under repurchase agreements	1,761,822	1,964,416
Payables under securities lending transactions	5,309,003	6,469,282
Commercial paper	3,017,404	2,052,828
Trading liabilities	6,112,667	5,546,469
Borrowed money	8,571,227	7,099,948
Foreign exchanges	1,083,450	816,229
Short-term bonds	1,271,300	1,124,100
Bonds	7,006,357	7,092,842
Due to trust account	944,542	1,035,457
Other liabilities	6,632,027	6,284,843
Reserve for employee bonuses	68,476	51,146
Reserve for executive bonuses	2,446	–
Net defined benefit liability	48,570	56,255
Reserve for executive retirement benefits	2,202	2,069
Reserve for point service program	19,706	20,968
Reserve for reimbursement of deposits	16,979	12,326
Reserve for losses on interest repayment	228,741	184,813
Reserve under the special laws	1,498	1,474
Deferred tax liabilities	348,190	365,307
Deferred tax liabilities for land revaluation	32,203	32,167
Acceptances and guarantees	7,519,635	7,231,260

Total liabilities	176,138,173	169,530,819

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	757,306	757,301
Retained earnings	4,534,472	4,791,135
Treasury stock	(175,381)	(175,404)

Total stockholders’ equity	7,454,294	7,710,928

Net unrealized gains (losses) on other securities	1,347,689	1,249,967
Net deferred gains (losses) on hedges	55,130	80,617
Land revaluation excess	39,416	39,410
Foreign currency translation adjustments	87,042	(107,012)
Remeasurements of defined benefit plans	(69,811)	(50,797)

Total accumulated other comprehensive income	1,459,467	1,212,184

Stock acquisition rights	2,884	3,190
Non-controlling interests	1,531,022	1,515,659

Total net assets	10,447,669	10,441,962

Total liabilities and net assets	¥ 186,585,842	¥ 179,972,782

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen
Six months ended September 30	2015	2016
Ordinary income	¥ 2,388,800	¥ 2,402,177
Interest income	992,325	906,411
Interest on loans and discounts	657,506	659,224
Interest and dividends on securities	213,555	127,564
Trust fees	1,400	1,671
Fees and commissions	564,048	550,919
Trading income	108,702	122,394
Other operating income	636,353	741,420
Other income	85,970	79,360
Ordinary expenses	1,756,975	1,887,926
Interest expenses	209,593	245,838
Interest on deposits	67,761	78,391
Fees and commissions payments	71,127	86,845
Other operating expenses	509,378	572,679
General and administrative expenses	852,244	882,029
Other expenses	114,631	100,532
Ordinary profit	631,824	514,251
Extraordinary gains	3,647	29,533
Extraordinary losses	4,639	2,719
Income before income taxes	630,832	541,066
Income taxes-current	155,614	110,289
Income taxes-deferred	32,109	23,048
Income taxes	187,723	133,338
Profit	443,109	407,727
Profit attributable to non-controlling interests	54,971	48,529
Profit attributable to owners of parent	¥ 388,137	¥ 359,198

(Consolidated statements of comprehensive income)
	Millions of yen
Six months ended September 30	2015	2016
Profit	¥ 443,109	¥ 407,727
Other comprehensive income	(351,364)	(290,357)
Net unrealized gains (losses) on other securities	(363,361)	(97,547)
Net deferred gains (losses) on hedges	12,447	24,997
Land revaluation excess	–	(0)
Foreign currency translation adjustments	4,729	(219,156)
Remeasurements of defined benefit plans	8,511	19,839
Share of other comprehensive income of affiliates	(13,692)	(18,489)
Total comprehensive income	91,744	117,370
Comprehensive income attributable to owners of parent	40,911	111,920
Comprehensive income attributable to non-controlling interests	50,832	5,450

Sumitomo Mitsui Financial Group, Inc.

(3) Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2015	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥ 2,337,895	¥ 757,329	¥ 4,098,425	¥ (175,261)	¥ 7,018,389
Changes in the period
Cash dividends			(109,379)		(109,379)
Profit attributable to owners of parent			388,137		388,137
Purchase of treasury stock				(113)	(113)
Disposal of treasury stock		(8)		29	21
Changes in shareholders interest due to transaction with non-controlling interests		0			0
Increase due to increase in subsidiaries			21		21
Increase due to decrease in subsidiaries			3		3
Decrease due to increase in subsidiaries			(8)		(8)
Decrease due to decrease in subsidiaries			(6)		(6)
Reversal of land revaluation excess			1,127		1,127
Net changes in items other than stockholders’ equity in the period

Net changes in the period	–	(8)	279,895	(83)	279,803

Balance at the end of the period	¥ 2,337,895	¥ 757,321	¥ 4,378,320	¥ (175,344)	¥ 7,298,192

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2015	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥ 1,791,049	¥ (30,180)	¥ 39,014	¥ 156,309	¥ 47,667	¥ 2,003,859
Changes in the period
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	(359,156)	13,560	(1,127)	(10,050)	8,419	(348,353)

Net changes in the period	(359,156)	13,560	(1,127)	(10,050)	8,419	(348,353)

Balance at the end of the period	¥ 1,431,893	¥ (16,619)	¥ 37,887	¥ 146,258	¥ 56,086	¥ 1,655,506

	Millions of yen
Six months ended September 30, 2015	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥ 2,284	¥ 1,671,738	¥ 10,696,271
Changes in the period
Cash dividends			(109,379)
Profit attributable to owners of parent			388,137
Purchase of treasury stock			(113)
Disposal of treasury stock			21
Changes in shareholders interest due to transaction with non-controlling interests			0
Increase due to increase in subsidiaries			21
Increase due to decrease in subsidiaries			3
Decrease due to increase in subsidiaries			(8)
Decrease due to decrease in subsidiaries			(6)
Reversal of land revaluation excess			1,127
Net changes in items other than stockholders’ equity in the period	275	8,237	(339,840)

Net changes in the period	275	8,237	(60,037)

Balance at the end of the period	¥ 2,559	¥ 1,679,975	¥ 10,636,234

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2016	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥ 2,337,895	¥ 757,306	¥ 4,534,472	¥ (175,381)	¥ 7,454,294
Changes in the period
Cash dividends			(102,541)		(102,541)
Profit attributable to owners of parent			359,198		359,198
Purchase of treasury stock				(29)	(29)
Disposal of treasury stock		(0)		5	5
Changes in shareholders interest due to transaction with non-controlling interests		(4)			(4)
Increase due to increase in subsidiaries			2		2
Increase due to decrease in subsidiaries			7		7
Decrease due to increase in subsidiaries			(9)		(9)
Decrease due to decrease in subsidiaries			(0)		(0)
Reversal of land revaluation excess			5		5
Net changes in items other than stockholders’ equity in the period

Net changes in the period	–	(4)	256,662	(23)	256,634

Balance at the end of the period	¥ 2,337,895	¥ 757,301	¥ 4,791,135	¥ (175,404)	¥ 7,710,928

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2016	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥ 1,347,689	¥ 55,130	¥ 39,416	¥ 87,042	¥ (69,811)	¥ 1,459,467
Changes in the period
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	(97,722)	25,486	(6)	(194,055)	19,014	(247,283)

Net changes in the period	(97,722)	25,486	(6)	(194,055)	19,014	(247,283)

Balance at the end of the period	¥ 1,249,967	¥ 80,617	¥ 39,410	¥ (107,012)	¥ (50,797)	¥ 1,212,184

	Millions of yen
Six months ended September 30, 2016	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥ 2,884	¥ 1,531,022	¥ 10,447,669
Changes in the period
Cash dividends			(102,541)
Profit attributable to owners of parent			359,198
Purchase of treasury stock			(29)
Disposal of treasury stock			5
Changes in shareholders interest due to transaction with non-controlling interests			(4)
Increase due to increase in subsidiaries			2
Increase due to decrease in subsidiaries			7
Decrease due to increase in subsidiaries			(9)
Decrease due to decrease in subsidiaries			(0)
Reversal of land revaluation excess			5
Net changes in items other than stockholders’ equity in the period	306	(15,363)	(262,340)

Net changes in the period	306	(15,363)	(5,706)

Balance at the end of the period	¥ 3,190	¥ 1,515,659	¥ 10,441,962

Sumitomo Mitsui Financial Group, Inc.

(4) Consolidated statements of cash flows

	Millions of yen
Six months ended September 30	2015	2016

Cash flows from operating activities:
Income before income taxes	¥630,832	¥541,066
Depreciation	113,315	132,702
Losses on impairment of fixed assets	2,759	1,751
Amortization of goodwill	14,241	14,175
Gains on step acquisitions	–	(29,325)
Equity in (gains) losses of affiliates	43,389	(12,719)
Net change in reserve for possible loan losses	(56,198)	(31,268)
Net change in reserve for employee bonuses	(18,749)	(17,175)
Net change in reserve for executive bonuses	(3,339)	(2,456)
Net change in net defined benefit asset and liability	(1,081)	(25,456)
Net change in reserve for executive retirement benefits	(153)	(132)
Net change in reserve for point service program	565	1,300
Net change in reserve for reimbursement of deposits	(5,693)	(4,652)
Net change in reserve for losses on interest repayment	(39,221)	(43,750)
Interest income	(992,325)	(906,411)
Interest expenses	209,593	245,838
Net (gains) losses on securities	(55,339)	(78,412)
Net (gains) losses from money held in trust	(0)	(0)
Net exchange (gains) losses	68,641	756,125
Net (gains) losses from disposal of fixed assets	(1,997)	782
Net change in trading assets	(176,731)	544,789
Net change in trading liabilities	(131,294)	(379,542)
Net change in loans and bills discounted	(1,498,789)	(1,290,581)
Net change in deposits	1,104,718	708,141
Net change in negotiable certificates of deposit	1,643,657	(4,022,430)
Net change in borrowed money (excluding subordinated borrowings)	225,259	(1,789,154)
Net change in deposits with banks	186,660	2,005,953
Net change in call loans and bills bought and others	171,261	(245,598)
Net change in receivables under securities borrowing transactions	(22,614)	519,108
Net change in call money and bills sold and others	441,635	403,749
Net change in commercial paper	(271,667)	(843,046)
Net change in payables under securities lending transactions	424,782	1,160,278
Net change in foreign exchanges (assets)	(66,674)	24,597
Net change in foreign exchanges (liabilities)	(246,589)	(259,383)
Net change in lease receivables and investment assets	(24,054)	(24,660)
Net change in short-term bonds (liabilities)	196,700	(147,200)
Issuance and redemption of bonds (excluding subordinated bonds)	228,474	(71,669)
Net change in due to trust account	(120,837)	90,915
Interest received	1,002,309	919,568
Interest paid	(201,557)	(250,205)
Other, net	363,338	(561,887)

Subtotal	3,137,227	(2,966,275)

Income taxes paid	(129,019)	(104,086)

Net cash provided by (used in) operating activities	3,008,207	(3,070,361)

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
Six months ended September 30	2015	2016

Cash flows from investing activities:
Purchases of securities	(11,941,885)	(11,611,556)
Proceeds from sale of securities	9,012,534	9,208,484
Proceeds from redemption of securities	3,635,158	4,645,451
Purchases of money held in trust	(0)	(0)
Proceeds from sale of money held in trust	962	868
Purchases of tangible fixed assets	(220,158)	(205,601)
Proceeds from sale of tangible fixed assets	55,373	63,426
Purchases of intangible fixed assets	(75,101)	(71,035)
Proceeds from sale of intangible fixed assets	205	1
Purchases of stocks of subsidiaries resulting in changes in scope of consolidation	–	(199,755)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	6,698	1,193

Net cash provided by (used in) investing activities	473,785	1,831,476

Cash flows from financing activities:
Proceeds from issuance of subordinated borrowings	8,000	–
Repayment of subordinated borrowings	(11,250)	(8,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	576,446	248,771
Redemption of subordinated bonds and bonds with stock acquisition rights	(60,610)	(36,641)
Dividends paid	(109,372)	(102,518)
Dividends paid to non-controlling interests	(42,747)	(36,915)
Purchases of treasury stock	(113)	(29)
Proceeds from disposal of treasury stock	21	5
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation	(4)	(1)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation	98	378

Net cash provided by (used in) financing activities	360,466	65,048

Effect of exchange rate changes on cash and cash equivalents	(7,099)	(240,685)

Net change in cash and cash equivalents	3,835,360	(1,414,521)

Cash and cash equivalents at the beginning of the period	33,598,680	37,556,806
Increase in cash and cash equivalents from newly consolidated subsidiaries	33	0
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	–	(1)

Cash and cash equivalents at the end of the period	¥ 37,434,075	¥ 36,142,283

Sumitomo Mitsui Financial Group, Inc.

(5) Note on going concern

   Not applicable.

(6) Segment information

  (a) Information on profit and loss amount by reportable segment

Six months ended September 30, 2016						(Millions of yen)
	Commercial Banking
			SMBC
		Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head Office Account	Others	Total
Gross profit	¥ 914,027	¥ 257,699	¥ 169,058	¥ 148,237	¥ 164,243	¥ 174,790	¥ 145,575	¥ 1,059,602
Interest income	639,878	133,603	146,729	92,808	71,282	195,456	86,398	726,277
Non-interest income	274,148	124,096	22,329	55,429	92,961	(20,666)	59,176	333,325
Expenses, etc.	(401,999)	(99,622)	(176,685)	(59,518)	(13,638)	(52,536)	(119,088)	(521,087)
Consolidated net business profit	¥ 512,028	¥ 158,077	¥ (7,627)	¥ 88,719	¥ 150,605	¥ 122,254	¥ 26,487	¥ 538,515

	Leasing			Securities
	SMFL	Others	Total	SMBC Nikko	SMBC Friend	Others	Total
Gross profit	¥ 78,704	¥ 8,453	¥ 87,157	¥ 158,748	¥ 19,540	¥ (1,843)	¥ 176,445
Interest income	11,641	2,029	13,670	2,205	1,006	718	3,930
Non-interest income	67,062	6,424	73,486	156,543	18,533	(2,562)	172,515
Expenses, etc.	(34,569)	(3,039)	(37,609)	(127,409)	(18,606)	(5,638)	(151,655)
Consolidated net business profit	¥ 44,134	¥ 5,414	¥ 49,548	¥ 31,339	¥ 933	¥ (7,482)	¥ 24,790

	Consumer finance
	SMCC	Cedyna	SMBCCF	Others	Total	Other Business	Grand Total
Gross profit	¥ 105,851	¥ 84,458	¥ 120,723	¥ 2,132	¥ 313,166	¥ (218,919)	¥ 1,417,453
Interest income	6,398	12,140	80,024	(840)	97,722	(181,027)	660,572
Non-interest income	99,452	72,318	40,699	2,973	215,444	(37,891)	756,880
Expenses, etc.	(85,645)	(62,664)	(51,788)	(6,831)	(206,929)	47,971	(869,309)
Consolidated net business profit	¥ 20,205	¥ 21,794	¥ 68,935	¥ (4,698)	¥ 106,237	¥ (170,947)	¥ 548,143

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	“SMFL” and “SMBCCF” show consolidated figures of respective companies.
“SMBC Nikko” represents non-consolidated figures of SMBC Nikko plus figures of the overseas incorporated securities companies.
“Cedyna” provides consolidated figures minus figures of immaterial subsidiaries.
3.	“Other Business” includes profit or loss to be eliminated as inter-segment transactions.

(b)	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Six months ended September 30, 2016	(Millions of yen)
Consolidated net business profit	¥ 548,143
Other ordinary income (excluding equity in gains of affiliates)	66,640
Other ordinary expenses	(100,532)
Ordinary profit on consolidated statements of income	¥ 514,251

Note: Figures shown in the parenthesis represent the loss.

Sumitomo Mitsui Financial Group, Inc.

6. Non-consolidated financial statements

 (1) Non-consolidated balance sheets

	Millions of yen
	March 31, 2016	September 30, 2016

Assets:
Current assets
Cash and due from banks	¥ 502,449	¥ 689,394
Other current assets	122,694	63,184

Total current assets	625,144	752,578

Fixed assets
Tangible fixed assets	43	41
Intangible fixed assets	318	315
Investments and other assets	7,562,053	8,397,259
Investments in subsidiaries and affiliates	6,155,487	6,155,487
Long-term loans receivable from subsidiaries and affiliates	1,406,565	2,241,771
Others	0	0

Total fixed assets	7,562,414	8,397,616

Total assets	¥ 8,187,559	¥ 9,150,194

Liabilities:
Current liabilities
Short-term borrowings	¥ 1,228,030	¥ 1,228,030
Income taxes payable	31	48
Reserve for employee bonuses	203	223
Reserve for executive bonuses	88	–
Other current liabilities	13,015	15,545

Total current liabilities	1,241,369	1,243,848

Fixed liabilities
Bonds	1,624,265	2,439,564
Long-term borrowings	49,000	68,906

Total fixed liabilities	1,673,265	2,508,471

Total liabilities	2,914,634	3,752,319

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,337,895
Capital surplus
Capital reserve	1,559,374	1,559,374
Other capital surplus	24,332	24,331

Total capital surplus	1,583,706	1,583,705

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420
Retained earnings brought forward	1,331,100	1,455,778

Total retained earnings	1,361,520	1,486,198

Treasury stock	(12,833)	(12,856)

Total stockholders’ equity	5,270,289	5,394,943

Stock acquisition rights	2,635	2,931

Total net assets	5,272,925	5,397,875

Total liabilities and net assets	¥ 8,187,559	¥ 9,150,194

Sumitomo Mitsui Financial Group, Inc.

(2) Non-consolidated statements of income

	Millions of yen
Six months ended September 30	2015	2016

Operating income
Dividends on investments in subsidiaries and affiliates	¥ 352,108	¥ 237,705
Fees and commissions received from subsidiaries and affiliatetes	8,713	10,122
Interest on loan receivable from subsidiaries and affiliates	7,005	19,324

Total operating income	367,827	267,153

Operating expenses
General and administrative expenses	4,885	5,358
Interest on bonds	12,609	24,853
Interest on long-term borrowings	158	234

Total operating expenses	17,653	30,446

Operating profit	350,173	236,707

Non-operating income	233	107
Non-operating expenses	6,688	6,382

Ordinary profit	343,718	230,433

Income before income taxes	343,718	230,433

Income taxes-current	1	1

Income taxes	1	1

Net income	¥ 343,716	¥ 230,431

Sumitomo Mitsui Financial Group, Inc.

(3) Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
Six months ended September 30, 2015	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total

Balance at the beginning of the period	¥ 2,337,895	¥ 1,559,374	¥ 24,349	¥ 1,583,723	¥ 30,420	¥ 1,022,371	¥ 1,052,791
Changes in the period
Cash dividends						(112,804)	(112,804)
Net income						343,716	343,716
Purchase of treasury stock
Disposal of treasury stock			(8)	(8)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	–	–	(8)	(8)	–	230,912	230,912

Balance at the end of the period	¥ 2,337,895	¥ 1,559,374	¥ 24,341	¥ 1,583,715	¥ 30,420	¥ 1,253,283	¥ 1,283,703

	Millions of yen
	Stockholders’ equity		Stock
Six months ended September 30, 2015	Treasury stock	Total	acquisition rights	Total net assets

Balance at the beginning of the period	¥ (12,713)	¥ 4,961,697	¥ 2,085	¥ 4,963,782
Changes in the period
Cash dividends		(112,804)		(112,804)
Net income		343,716		343,716
Purchase of treasury stock	(113)	(113)		(113)
Disposal of treasury stock	29	21		21
Net changes in items other than stockholders’ equity in the period			253	253

Net changes in the period	(83)	230,820	253	231,073

Balance at the end of the period	¥ (12,796)	¥ 5,192,517	¥ 2,338	¥ 5,194,856

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
					Other retained earnings
Six months ended September 30, 2016	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Voluntary reserve	Retained earnings brought forward	Total

Balance at the beginning of the period	¥ 2,337,895	¥ 1,559,374	¥ 24,332	¥ 1,583,706	¥ 30,420	¥ 1,331,100	¥ 1,361,520
Changes in the period
Cash dividends						(105,753)	(105,753)
Net income						230,431	230,431
Purchase of treasury stock
Disposal of treasury stock			(0)	(0)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	–	–	(0)	(0)	–	124,677	124,677

Balance at the end of the period	¥ 2,337,895	¥ 1,559,374	¥ 24,331	¥ 1,583,705	¥ 30,420	¥ 1,455,778	¥ 1,486,198

	Millions of yen
	Stockholders’ equity		Stock
Six months ended September 30, 2016	Treasury stock	Total	acquisition rights	Total net assets

Balance at the beginning of the period	¥ (12,833)	¥ 5,270,289	¥ 2,635	¥ 5,272,925
Changes in the period
Cash dividends		(105,753)		(105,753)
Net income		230,431		230,431
Purchase of treasury stock	(29)	(29)		(29)
Disposal of treasury stock	5	5		5
Net changes in items other than stockholders’ equity in the period			296	296

Net changes in the period	(23)	124,653	296	124,950

Balance at the end of the period	¥ (12,856)	¥ 5,394,943	¥ 2,931	¥ 5,397,875